Contact

www.linkedin.com/in/joerobinson4 (LinkedIn)

Joe Robinson

Technology and Operations Executive / Strategic Advisor / Board Member

Mason

Experience

High Peaks Solutions
CEO & Founder
January 2018 - Present (4 years 5 months)

High Peaks Solutions offers IT and cybersecurity advisory services to help our clients keep up with an evolving digital landscape. We work with leaders to develop real insights and enhance their security programs to be prepared for the ever-growing number of cybersecurity threats.

Robinson Advisory Group
Investor & Advisor
January 2017 - Present (5 years 5 months)

Advise, consult, and invest in technology centric firms with a specific focus on information security oriented ventures. Providing insight and input to firms from multiple industries for the development and execution of strategic plans.

Fifth Third Bank
12 years 9 months

EVP, Director of Information Technology and Operations
October 2009 - November 2016 (7 years 2 months)

Director of Information Technology and Bank Operations responsible for leading over 4,000 employees and contractors, crafting and driving key strategies in support of Bancorp goals and objectives, providing thought leadership in the areas of expense management, profitable growth, risk and compliance, and customer experience.

EVP and CIO
April 2008 - October 2009 (1 year 7 months)

Lead 1100 employees in the Information Technology Division in providing innovative solutions that support the strategic focus and growth of the company. He and his teams provide business technology planning, new product development and application management for the consumer, commercial and processing solutions divisions of the Bancorp. In addition,

Mr. Robinson is also responsible for enterprise systems, risk solutions, quality assurance and IT infrastructure and architecture.

SVP, Central Operations
November 2006 - April 2008 (1 year 6 months)

Oversee more than 3,000 employees who handle Fifth Third's vital back office functions including telephone and web service to nearly six million customers. He also will supervise the development of new sales via those channels, accurate and timely processing of checking and savings accounts, loan documents and debit/credit accounts, as well as cash management needs for over 1,100 banking centers throughout a 10-state region.

SVP, Information Technology
March 2004 - November 2006 (2 years 9 months)

GE Insurance
6 years

SVP, Information Technology
2001 - 2004 (3 years)

Leader, Information Technology
1998 - 2001 (3 years)

Education

Duke University - The Fuqua School of Business
MBA · (1997 - 1998)

University at Albany, SUNY
BS, MIS · (1986 - 1990)